UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: August 9, 2011
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

SIGNATURES

     The information contained in this Report is hereby incorporated by reference into the Registration Statements of NewLead Holdings Ltd. (the “Company”) on Form F-3, File Nos. 333-165745 and 333-165748.
      On August 12, 2011, FBB-First Business Bank S.A. (“FBB”) and the Company entered into an agreement for the sale of two vessels, the Newlead Spartounta and Newlead Prosperity (the “FBB Vessel Agreement”). Pursuant to the FBB Vessel Agreement, the Company agreed to the immediate sale of the Newlead Spartounta, with such sale to be completed no later than September 15, 2011. The Company also agreed to cooperate with FBB relating to the sale of the Newlead Prosperity by auction or judicial sale. In return, FBB agreed to cancel the Company’s corporate guarantees and share pledges in respect of the loans referenced below until the two vessels are sold. Upon the sale of the vessels, FBB has agreed to unconditionally and irrevocably release the Company as corporate guarantor under the loans and cancel the corporate guarantees and share pledges.
      Before entering into the FBB Vessel Agreement, on August 9, 2011, the Company received a notice of an event of default from FBB relating to the Company’s loan agreement, dated July 2, 2010 (as amended, the “FBB Spartounta Loan Agreement”), for the Newlead Spartounta and certain ancillary agreements relating to the FBB Spartounta Loan Agreement. As of August 9, 2011, US$21.7 million of principal was outstanding under the FBB Spartounta Loan Agreement. The notice alleged events of default under the FBB Spartounta Loan Agreement due to, among other things, the failure by the Company to pay an installment of approximately US$733,158 due on July 5, 2011, plus default interest on such amounts. The notice further stated that, as a result of such events of default, the FBB Spartounta Loan Agreement was terminated and that all amounts due under the FBB Spartounta Loan Agreement, in the aggregate amount of US$21.8 million, were immediately due and payable. On August 9, 2011, FBB arrested the Newlead Prosperity.
      On August 12, 2011, the Company received a notice of an event of default from FBB relating to the Company’s loan agreement with FBB, dated May 9, 2011 (as amended, the “FBB Prosperity Loan Agreement”), relating to the Newlead Prosperity and certain ancillary agreements to the FBB Prosperity Loan Agreement. As of August 12, 2011, US$11.9 million of principal was outstanding under the FBB Prosperity Loan Agreement. The notice alleged events of default under the FBB Prosperity Loan Agreement due to, among other things, the arrest of the Newlead Prosperity. The notice further provided that, as a result of such events of default, the FBB Prosperity Loan Agreement was terminated and that all amounts due under the FBB Prosperity Loan Agreement, including interest and default interest, in the aggregate amount of US$11.9 million, were immediately due and payable.
     As of July 31, 2011, the Company had US$581.9 of indebtedness on its balance sheet, excluding the amounts outstanding under the FBB Spartounta Loan Agreement and the FBB Prosperity Loan Agreement and US$60.7 million relating to the beneficial conversion feature of the Company’s 7% senior unsecured convertible notes.
      The Company is currently in discussions with its lenders regarding short-term standstill agreements. The Company is seeking waivers from its lenders to various restrictive covenants to the Company’s debt arrangements and agreements that the lenders will forbear from seeking remedies under their respective debt arrangements. The Company has appointed Moelis & Company and Fried, Frank, Harris, Shriver & Jacobson LLP as its advisors to assist with this process and with restructuring its overall indebtedness. While the Company is hopeful that it will reach an agreement with its lenders on short-term waivers of defaults and on the terms of a restructuring of the Company’s indebtedness, there can be no assurance that the Company will be able to reach an agreement with its lenders under acceptable terms or at all.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2011

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
	Name:	Michail Zolotas
	Title:	Chief Executive Officer